    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1996



                                                       REGISTRATION NO. 333-6397

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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            UROHEALTH SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

                       DELAWARE                                       98-0122944
   (State or other jurisdiction of incorporation or
                     organization)                       (I.R.S. Employer Identification No.)

                            ------------------------

                            5 CIVIC PLAZA, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 668-5858
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                               CHARLES A. LAVERTY
                            CHIEF EXECUTIVE OFFICER
                            UROHEALTH SYSTEMS, INC.
                            5 CIVIC PLAZA, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 668-5858
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                          ROBERT M. MATTSON, JR., ESQ.
                            MORRISON & FOERSTER LLP
                             19900 MACARTHUR BLVD.
                            IRVINE, CALIFORNIA 92715
                                 (714) 251-7500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / ____________________


                        CALCULATION OF REGISTRATION FEE


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                                                                        PROPOSED
                                                        PROPOSED        MAXIMUM
                                        AMOUNT          MAXIMUM        AGGREGATE       AMOUNT OF
      TITLE OF SECURITIES               TO BE        OFFERING PRICE     OFFERING      REGISTRATION
       TO BE REGISTERED             REGISTERED(1)     PER SHARE(1)      PRICE(1)          FEE
- ----------------------------------------------------------------------------------------------------
Common Stock, $.001 par
  value........................    3,500,362 shares     $13.875       $45,567,523      $16,748(2)
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c).


(2) Previously paid.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 19, 1996


PROSPECTUS

                                3,500,362 SHARES

                            UROHEALTH SYSTEMS, INC.

                                  COMMON STOCK
                            ------------------------


     The 3,500,362 shares of Common Stock offered hereby are being sold by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution." UROHEALTH Systems, Inc. ("UROHEALTH" or the "Company") will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. The Common Stock of the Company is listed on the American Stock Exchange under the symbol "URO." On August 15, 1996, the last reported sale price of the Common Stock was $14.25 per share. See "Price Range of Common Stock and Dividends."


     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus relates to the public offering for resale, which is not being underwritten, of the following securities of the Company by the holders thereof (the "Selling Stockholders"): (i) 190,488 shares of Common Stock of the Company acquired by John F. Woodhead in connection with the acquisition of Allstate Medical Products, Inc. ("Allstate") by the Company; (ii) 129,808 shares of Common Stock of the Company acquired by affiliates of Advanced Surgical, Inc. ("Advanced") in connection with the acquisition of Advanced by the Company;
(iii) 20,000 shares of Common Stock of the Company issuable upon exercise of a warrant acquired by a consultant to the Company; (iv) 300,000 shares of Common Stock of the Company acquired by Gerald W. Timm in connection with the acquisition of Dacomed Corporation ("Dacomed") by the Company; (v) 178,572 shares of Common Stock of the Company acquired by former shareholders of Endoscopic Imaging Systems, Inc. ("EIS") in connection with the acquisition of EIS by the Company; (vi) 1,414,827 shares acquired by FoxMeyer Corporation upon conversion of a convertible note and Series B Convertible Preferred Stock of the Company owned by FoxMeyer; (vii) 366,667 shares of Common Stock of the Company which can be acquired upon exercise of a warrant issued to a lender in connection with a credit facility; and (viii) 900,000 shares of Common Stock of the Company acquired by former shareholders of Osbon Medical Systems Ltd. ("Osbon") in connection with the acquisition of Osbon by the Company.

     The Selling Stockholders directly, through agents designated from time to time, or through dealers or underwriters also to be designated may sell the Common Stock from time to time on terms to be determined at the time of sale. The effectiveness of the Registration Statement of which this Prospectus constitutes a part is expected to terminate on the earlier of July 31, 1997 and the date on which all of the shares have been sold.

     To the extent required, the names of additional Selling Stockholders, if any, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

     The Company will not receive any proceeds from this offering. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the purchase price less the aggregate agent's commissions and underwriter's discounts, if any. The Company by agreement will pay substantially all of the other expenses of this offering. See "Plan of Distribution" herein for a description of the indemnification arrangements for the agents, dealers and underwriters.

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

           THE DATE OF THIS PROSPECTUS IS                     , 1996.

                             AVAILABLE INFORMATION

     Urohealth Systems, Inc. ("Urohealth" or the Company") is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10017. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission's Public Reference Section at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company hereby incorporates by reference in this Prospectus the following documents, which have been filed with the Commission pursuant to the Exchange Act: (i) the Company's Transition Report on Form 10-K for the period ended March 31, 1996; (ii) the Company's Current Report on Form 8-K, dated July 1, 1996, as amended by the Form 8-K/A filed on August 12, 1996; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; and
(iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, as amended December 11, 1995.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (excluding exhibits to the information that is incorporated herein by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Kevin M. Higgins, Senior Vice President and General Counsel, UROHEALTH Systems, Inc., 5 Civic Plaza, Suite 100, Newport Beach, California 92660; telephone number (714) 668-5858.

     Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document or in any accompanying prospectus supplement modifies or supersedes such statement (but not to the extent that any statement and any such other filed document is only summarized herein or in any other subsequently filed document). Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     Urohealth is an emerging developer, manufacturer and distributor of urological, gynecological and general surgical products with a urological and gynecological focus. Since October 1994, a new management team has been recruited to develop and implement a plan to position the Company as a medical products company serving its target markets. Management saw an opportunity to develop a medical products company which would be one of the first to utilize a dedicated direct sales force to offer a broad selection of products designed to serve patients suffering from incontinence, impotence and related urological and gynecological problems. In fiscal 1996, the Company acquired four medical products companies as part of its plan.

     The Company's strategy is to: (i) offer a broad range of products to the growing and what the Company believes are the underserved urological and gynecological markets; (ii) acquire additional complementary products and product lines, that can be sold through existing channels of distribution; and
(iii) utilize a dedicated direct sales force, rather than distributors, to sell urological and gynecological products to their current target markets.

     Through its acquisitions, the Company has increased its medical products offerings from one in 1994 to a broad selection of products for urinary incontinence, erectile dysfunction (impotence) and general surgery with a urological and gynecological focus. The Company targets urologists and gynecologists using its direct sales force. The Company's urinary incontinence products include, among others, (i) a non-invasive incontinence management system for female patients, (ii) an external male continence device, (iii) a female pelvic muscle training device, and (iv) adult diapers and bed liners. The Company's erectile dysfunction products include, among others, (i) the market leading vacuum erection device, (ii) a disposable impotence screening device,
(iii) a microprocessor-controlled system designed to diagnose impotence and (iv) a positionable penile prosthesis. The Company has additional products under development. In addition, the Company offers approximately 100 products designed for minimally invasive surgery procedures, which are marketed primarily to gynecologists and urologists.

     The principal executive offices of the Company are located at 5 Civic Plaza, Suite 100, Newport Beach, California 92660, and the Company's telephone number is (714) 668-5858.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors, together with the other information contained in or incorporated by reference in this Prospectus, prior to purchasing the Common Stock offered hereby.

     Operating Losses; No Assurance of Profitability; Liquidity. The Company has only recently recorded its first quarterly net income. The Company reported net losses for its fiscal years ended June 30, 1994 and 1995 and for the nine months ended March 31, 1996 of approximately $20.1 million, $18.5 million and $18.0 million, respectively. Substantially all of the Company's medical product sales are derived from medical products of companies that the Company acquired.

     The Company has historically experienced negative cash flow from operations. There can be no assurance that its operating activities will generate sufficient cash flow to meet the Company's needs in any future period. In the event that the Company does not generate sufficient cash flow, the Company may need to raise additional financing.

     Future Operating Results Dependent on New Products. The future results of operations of the Company will be dependent upon its ability to increase sales of its existing medical products and their continued acceptance by the medical community and third-party payors as useful and cost-effective. Such continued acceptance will depend upon many factors, including the continued demonstration of the utility and cost-effectiveness of the Company's products, the maintenance of regulatory clearance in the United States and elsewhere and the continued availability of third-party reimbursement. Failure of one or more of the Company's products to continue to be accepted by the medical community could have a material adverse effect on the Company. Substantially all of the Company's medical product sales are derived from medical products of companies that the Company acquired. There can be no assurance that the Company's medical products will be successfully marketed, that future products will be brought to market in a timely manner or that existing products will generate significant sales, the failure of which could prevent the Company from attaining profitability.

     Management of Growth. The Company made four significant acquisitions of medical products companies during fiscal 1996, with revenues increasing from $565,000 in medical product sales for the year ended June 30, 1995 to approximately $39.0 million for the nine months ended March 31, 1996. The Company expects to continue to acquire additional products and companies with complementary product lines in the future. The Company's growth will place significant demands on its financial and management resources. There can be no assurance that the Company will be able to implement or sustain its acquisition strategy or that its strategy will ultimately prove profitable to the Company. In addition, the Company may be required to issue additional shares of Common Stock or to use a portion of its cash balances to make such future acquisitions.

     Reliance on Patents and Proprietary Rights. The success and future revenue growth of the Company will depend, in part, on its ability to obtain or license patents, protect trade secrets and operate without infringing on the rights of others. The Company holds certain patent rights with respect to some of its medical products and has filed, and expects in the future to file, additional patent applications. The Company believes that some measure of patent protection with respect to its products will be required to allow it to compete with large medical products companies. There can be no assurance that the patents applied for will be issued or that any patents issued to or licensed by the Company will provide it with competitive advantages. In addition, the Company could incur substantial costs in defending its proprietary rights. Although the Company believes that its patents are valid, there can be no assurance that the validity of any patent will be upheld if challenged. Further, there can be no assurances as to the breadth and degree of protection of these rights or that other companies will not independently develop products similar to the Company's products that will not infringe on its rights but will compete directly with its products. In addition, the laws of some foreign countries may not protect the Company's proprietary rights to the same extent as the laws of the United States.

     The patents or proprietary rights of others may have an adverse effect on the ability of the Company to do business in the future. The Company may be required to obtain licenses to patents or proprietary rights of other parties in order to produce and sell certain of their products. No assurance can be given that any licenses required under any such patent or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain or maintain such licenses, it could encounter delays in product introductions while it attempts to design around or contest the validity of such patents, or the Company could find that the development, manufacture or sale of products requiring such licenses could be foreclosed, any of which could have a material adverse effect on the Company.

     The Company also relies on trade secret law and confidentiality agreements to protect its unpatented proprietary know-how. However, much of the technology used in the Company's products is widely known, and there can be no assurance that such confidentiality agreements will provide meaningful protection for the Company's trade secrets or other proprietary information. Moreover, in the absence of patent protection, the Company's business may be adversely affected by competitors who independently develop substantially equivalent technology.

     Regulatory Approval Required for Product Marketing. Most of the Company's medical products are subject to regulation by the United States Food and Drug Administration ("FDA") and comparable agencies in foreign countries. The process of receiving governmental approval may take a number of years and the expenditure of substantial resources. The Federal Food, Drug and Cosmetic Act, the Public Health Services Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve product license applications or to allow the Company to enter into supply contracts, and criminal prosecution. The FDA also has the authority to revoke product licenses and establishment licenses previously granted. Failure to comply with present or future regulatory requirements, or new information reflecting on the safety or effectiveness of an approved product, can lead the FDA to withdraw its approval to market a product.

     The FDA requires that a manufacturer introducing a new medical device or a new indication for use of an existing medical device obtain either a 510(k) premarket notification clearance or a premarket approval ("PMA") prior to the market introduction. The 501(k) premarket notification clearance process is significantly quicker and less costly than the PMA approval process. Through May 31, 1996, all of the Company's FDA marketing clearances have been obtained through the FDA's 510(k) process. The Company believes that it is in material compliance with the FDA's 510(k) requirements for new and modified devices. The FDA has announced a program to review approvals (510(k) and PMAs) for certain devices. There can be no assurance that upon any such review the FDA will agree with the Company's determination regarding their 510(k)s. If the FDA were to disallow a 510(k) marketing clearance for any device, the Company could be required to file appropriate applications, either 510(k) or PMA, with the FDA or to take the products in question off the market. If the FDA were to require suspension of the sale of one or more of the products pending receipt of 510(k) clearance or if the FDA were to refuse to grant 510(k) clearance, the Company's business, results of operations and financial condition could be materially and adversely affected. There can be no assurance that the Company will obtain timely regulatory approval for its future products, or that existing approvals will not be withdrawn. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed.

     Healthcare Reform. Healthcare is an area of extensive and dynamic regulatory change. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. Among the proposals under consideration are cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a single government health insurance plan that would cover all citizens. Key elements in many of the healthcare reform proposals included various insurance market reforms, the requirement that businesses provide health insurance coverage for their employees, reductions or smaller increases in future Medicare and Medicaid reimbursement to providers and more stringent governmental cost controls. None of these proposals have been adopted. There continue to be efforts at the federal level to introduce various insurance market reforms, expanded fraud and abuse and anti-referral legislation and further reduction in Medicare and Medicaid reimbursement. A broad range of both similar and more comprehensive healthcare reform initiatives is likely to be considered at the state level. The costs of certain proposals would be funded in part by reductions in payments by governmental programs, including Medicare and Medicaid to healthcare providers. In addition, both public and private payors are increasing pressures to limit increases in healthcare costs. These changes could have a material adverse effect on the Company's business, results of operations and financial condition.

     Competition. The markets in which the Company competes are very competitive and are characterized by rapidly evolving technology and product obsolescence. The Company believes that its ability to develop and commercialize new products and product enhancements is and will be critical to its continued growth and eventual profitability. There are a substantial number of medical products companies and such companies could develop or offer products which will compete with those products which the Company currently markets or intends to market. Most of these companies have marketing and distribution capabilities, and virtually all of them have capital resources and research and development staffs substantially greater than those of the Company. Moreover, it is reasonable to expect additional entrants into the field. Any of these companies could introduce competing products, which could cause a decline in sales or loss of market acceptance of existing or future products of the Company. In addition, increased competitive pressure could lead to intensified price-based competition that could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully in the future.

     Dependence on Management. The success of the Company will depend on its ability to attract and retain highly qualified personnel. In particular, the loss of Charles A. Laverty, the Company's Chief Executive Officer, would have material adverse effect on the Company's business if a suitable replacement could not be found. The Company has an employment agreement with Mr. Laverty that provides for a three-year term expiring on April 1, 1999. The agreement automatically renews for additional three-year terms if not terminated by prior notice. Mr. Laverty has agreed that for a period of 18 months after termination of his employment that he will not compete with the Company. The Company has "key person" insurance on the life of Mr. Laverty, however, there can be no assurance that such insurance would be sufficient to compensate the Company for his loss. There can be no assurance that the Company will be successful in attracting or retaining key personnel. The loss of service of key personnel could have a material adverse effect on the Company.

     Warrants and Options; Potential Dilution and Adverse Impact on Additional Financing. As of March 31, 1996, the Company had outstanding options and warrants to purchase an aggregate of 7,052,535 shares of Common Stock, at a weighted average exercise price of $9.74 per share. The Company is also obligated to issue 260,163 warrants in connection with the settlement of stockholders litigation. In addition, in May 1996, the Company issued (or committed to issue) $50.0 million of the Company's 8.75% Convertible Subordinated Debentures due 2006 (the "Convertible Debentures). The holders of the Convertible Debentures would be entitled to receive 4,545,455 shares of Common Stock if such holders elected to convert all of the Convertible Debentures into Common Stock. To the extent that the outstanding options and warrants are exercised, or convertible securities are converted, dilution of the interests of the Company's stockholders may occur. For the life of such warrants, options and convertible securities the holders will have the opportunity to profit from a rise in the price of the underlying securities. The existence of such warrants, options and convertible securities may adversely affect the terms on which the Company can obtain additional financing, and the holders of such warrants, options and convertible securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain additional capital by an offering of its unissued capital stock on terms more favorable to the Company than those provided by such warrants, options and convertible securities.

     Limitation on Use of Tax Net Operating Loss Carryovers. As of March 31, 1996, the Company had accumulated net operating loss carryovers for U.S. federal and state income tax purposes of approximately $42.0 million and $30.0 million, respectively. These loss carryovers would expire, if not previously utilized against income of the Company, in various years through 2011. The future income tax benefit of these losses has not been given recognition in the consolidated financial statements. Under Section 382 of the United States Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state tax law, certain "ownership changes" with respect to the stock of a corporation having unused net operating loss carryovers (a "loss corporation"), or with respect to the stock of its parent corporation, may result in annual limitations on utilizations of such loss carryovers against future income of the loss corporation. In connection with the acquisition of Osbon, an ownership change occurred for purposes of Section 382 of the Code, thereby subjecting the Company to annual limitations on its ability to offset its existing loss carryovers against its future income.

     Products Liability Exposure. The medical products manufactured by the Company have from time to time become the subject of products liability litigation initiated by the patients using the products. In addition, the Company will be subject to an increased risk of products liability claims as additional products enter the market. The Company believes that its products have been manufactured in accordance with industry standards, and believes it has maintained adequate products liability insurance coverage. Nevertheless, an increased volume of products liability litigation could have a material adverse effect on the Company's business, results of operations and financial condition in the future. There can be no assurance that the Company's insurance will be sufficient or that it will be able to obtain such insurance in the future at satisfactory rates and in adequate amounts, if at all. The Company cannot predict the effect that any such future claims, regardless of their ultimate outcome, might have on its business.

     Pending Legal Proceedings. Class action litigation was filed against Davstar (the Company's predecessor) and former management of Davstar in November 1992, in the United States District Court in Los Angeles, California alleging federal securities law claims. The Company negotiated a settlement of the pending stockholder action, without admitting any liability, and in March 1995, the court approved the settlement. Under the terms of the settlement, the Company will issue to the stockholder class and register pursuant to the Securities Act 260,163 warrants to purchase Common Stock identical to the Company's currently outstanding publicly traded warrants having an exercise price of $15.00 per share and an expiration date of March 20, 1997. No cash payment is being made by the Company. The Company's insurance carrier will make a cash payment to the stockholder class in the amount of $2.4 million. Attorneys' fees and other costs awarded to the plaintiffs will, with the court's approval, be paid to plaintiff's counsel from the settlement described above. The settlement will include a release of class claims.

     The Securities and Exchange Commission (the "Commission") also instituted an investigation relating to the dissemination by Davstar's former management of allegedly false and misleading press releases and one Annual Report on Form 10-K concerning Davstar's products and future business prospects and the dissemination by others of allegedly false and misleading research reports and investment newsletters. The Commission has approved a settlement under which the Company neither admits nor denies the findings of the Commission and under which the Company is the subject of a cease and desist order. There were no monetary sanctions sought against the Company as a part of the settlement. Under indemnification agreements between the Company and Davstar's former President, CEO and director, and a former consultant and employee of Davstar, the Company may be liable for attorneys' fees and, in the case of former consultant and employee, any civil penalties incurred in connection with Commission proceedings in connection with the same events described above.

     In April 1995, Advanced (which was acquired by the Company on December 29, 1995 by merging Advanced into Dacomed Corporation, a wholly-owned subsidiary of the Company) was served with an amended consolidated class action complaint filed in the United States District Court for the Southern District of New York which names Advanced as one of the defendants in the class action lawsuit titled "In re Blech Securities Litigation." The complaint relates primarily to the alleged manipulation of the market prices of the securities of 24 corporations, including Advanced (collectively, the "Issuers") by defendants D. Blech & Company Incorporated, one the underwriters in the initial public offering of Advanced in August, 1993, and David Blech, a former director of Advanced. The complaint alleges that manipulation of such market prices was effected through various improper and/or illegal securities trading practices in which 11 of the Issuers, including Advanced, and various other corporate and individual defendants allegedly participated. In September 1995, Advanced and the plaintiffs in the litigation, through their attorneys, reached an agreement in principle for the settlement of the class action with respect to Advanced, the terms of which are set forth in a Stipulation of Settlement between such parties. Pursuant to the terms of the Stipulation of Settlement, Advanced paid $300,000 in settlement of such lawsuit. Such settlement provided, among other things, for the dismissal with prejudice of the class action as against Advanced and a release by all members of the settlement class of Advanced from claims arising out of any matter alleged in such action.

     The settlement is subject to court approval, and the court's dismissal of the action as against Advanced without costs to any party. There can be no assurance that the settlement will be approved by the court on the terms provided for in the Stipulation of Settlement. In the event that the settlement is not approved by the court, Dacomed (as the successor to Advanced) could incur significant costs in defending and/or settling such lawsuit.

     Volatility of Stock Price. The market price of the Company's Common Stock is subject to significant fluctuations in response to variations in quarterly operating results, general trends in the market for healthcare products, and other factors. In addition, broad market fluctuations as well as general economic or political conditions such as healthcare reform may adversely affect the market price of the Company's Common Stock, regardless of the Company's actual operating performance. The market price of the Company's Common Stock has historically been very volatile. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation, if instituted against the Company, could result in substantial costs and a diversion of management attention and resources.

     Tax Liability. On July 24, 1995, the Company redomesticated from Canada to the United States. As of July 24, 1995, the Company had loss carryovers for Canadian income tax purposes of approximately $15.0 million, of which $4.0 million would expire in various years through 2003 and $11.0 million would carryforward indefinitely. These losses will not be carried forward due to the redomestication. Any potential Canadian tax liability arising from the redomestication will be offset against the Company's Canadian loss carryovers. Accordingly, no provision for any such potential liability has been included in the Company's consolidated financial statements.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Urohealth's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "URO." The following table sets forth the high and low sales prices per share for the periods indicated, as reported by AMEX. The information in the table has been adjusted to give effect to the one-for-three reverse stock split that was effective December 29, 1995. For current price information, prospective purchasers are encouraged to consult publicly available sources.


                                                                            HIGH      LOW
                                                                            ---       ---
    FISCAL 1995:
      First quarter.......................................................  $15 3/8   $ 9 /16
      Second quarter......................................................  $13 1/8   $ 5 5/8
      Third quarter.......................................................  $11 1/4   $ 4 1/2
      Fourth quarter......................................................  $1011/16  $ 8 1/4
    FISCAL 1996:
      First quarter.......................................................  $13 7/8   $ 9
      Second quarter......................................................  $ 9 3/8   $ 6 /16
      Third quarter.......................................................  $13 1/8   $ 8 1/8
    FISCAL 1997:
      First quarter.......................................................  $15 7/8   $12 1/8
      Second quarter (through August 15, 1996)............................  $14 3/4   $10 5/8


     The Company has never paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain earnings, if any, to finance the anticipated growth of its business. In addition, the Company is restricted from paying cash dividends under the terms of the outstanding preferred stock of a subsidiary.

                              SELLING STOCKHOLDERS

     The Selling Stockholders are persons who acquired shares in connection with the acquisitions by the Company of Allstate, Dacomed and Osbon, former affiliates of Advanced, a consultant to the Company and an entity that provided debt and equity financing to the Company. The shares covered by this Prospectus are being registered to permit public secondary trading of the shares and the Selling Stockholders may offer the shares for resale from time to time. See "Plan of Distribution."

     Except as described below, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Common Stock and other securities of the Company.

     The following table sets forth certain information with respect to the number of shares owned by certain Selling Stockholders prior to and after the offering (assuming each Selling Stockholder elects to sell all of its shares being registered).

                                        SHARES           PERCENT                       SHARES        PERCENT
                                      BENEFICIALLY    BENEFICIALLY       NUMBER      BENEFICIALLY  BENEFICIALLY
                                      OWNED PRIOR      OWNED PRIOR      OF SHARES    OWNED AFTER   OWNED AFTER
                                      TO OFFERING    TO OFFERING(1)      OFFERED      OFFERING     OFFERING(1)
                                      -----------    ---------------   -----------   -----------   -----------
FoxMeyer Corporation................   2,464,827(2)          16.2%      1,414,827     1,050,000           6.9%
Gerald W. Timm......................   1,218,480(3)           8.6         300,000       918,480           6.5
Banque Indosuez.....................     916,667(4)           6.1         366,667       550,000           3.6
John J. Woodhead....................     190,488              1.3         190,488            --            --
Biotechnology Investment Group
  LLC...............................     129,808                *         129,808            --            --
Charles Q. Smith....................      20,000                *          20,000            --            --
Julian W. Osbon.....................   3,000,000             21.2         540,000     2,460,000          17.3
James B. Osbon......................     500,000              3.5          90,000       410,000           2.9
Robert E. Osbon.....................     500,000              3.5          90,000       410,000           2.9
Anthony D. Osbon....................     500,000              3.5          90,000       410,000           2.9
Carolyn O. Heath....................     500,000              3.5          90,000       410,000           2.9
Stephen J. Shapiro..................      66,965                *          66,965            --            --
Alan Schempp........................      44,643                *          44,643            --            --
Leon Daykhovsky.....................      22,321                *          22,321            --            --
Stephen A. Sonowski.................      44,643                *          44,643            --            --

- ---------------

 *  Less than 1%.

(1) Excludes outstanding options and warrants and the Company's 8.75% Convertible Subordinated Debentures due 2006 (the "Convertible Debentures"). The Convertible Debentures vote with the Common Stock of the Company on an "as converted" basis, and if all converted would convert into 4,545,455 shares of Common Stock.

(2) Includes 1,414,827 shares of Common Stock and warrants to purchase 1,050,000 shares of Common Stock which are currently exercisable.

(3) Includes 101,540 shares held by Mr. Timm's spouse. Also includes 194,618 shares held in trusts for the benefit of the children of Mr. Timm and his spouse.

(4) Includes (i) warrant to purchase 366,667 shares at an exercise price of $9.15 per share; (ii) warrant to purchase 350,000 shares at an exercise price of $9.15 per share; and (iii) warrant to purchase 200,000 shares at an exercise price of $9.15 per share.

     In July 1995, the Company sold to FoxMeyer Corporation ("FoxMeyer") 60,000 shares of Series B Preferred Stock for an aggregate purchase price of $4,000,000. The Series B Preferred Stock had an aggregate redemption value and conversion value of $6,000,000. The Series B Preferred Stock was entitled to dividends at a rate per annum of $0.6250 per share for dividends paid by issuing additional shares of Series B Preferred Stock. The Series B Preferred Stock was convertible into Common Stock of the Company at $6.00 per share.

     In July 1995 FoxMeyer also purchased from the Company for $1,000,000 a Convertible Note with a face principal amount of $2,000,000. The note bore interest at a rate per annum equal to 6.250% with respect to interest payments made by delivering additional notes. The Convertible Note was convertible into Common Stock of the Company of $6.00 per share.

     In May 1996, FoxMeyer converted all of the Series B Preferred Stock and the Convertible Note described above into Common Stock of the Company. In connection with that transaction, the Company replaced existing warrants to purchase 800,000 shares of Common Stock of the Company with a new warrant to purchase 800,000 shares of Common Stock at a blended exercise price of $6.875 per share. In addition, the Company issued FoxMeyer a warrant to purchase 250,000 shares of Common Stock at an exercise price of $10.00 per share. The Company also agreed to use its reasonable best efforts to maintain the two board seats currently held by FoxMeyer nominees as a result of their ownership of Series B Preferred Stock for the next two years.

     Gerald W. Timm is a director of the Company. Dr. Timm was the founder of Dacomed (which was acquired by the Company in July 1995), and he received his shares of Common Stock of the Company listed in the above table in exchange for the shares of Dacomed stock previously owned by him. In connection with the acquisition of shares of Common Stock of the Company in the Dacomed merger, Dr. Timm was granted certain registration rights with respect to the shares acquired. Dr. Timm served as Executive Vice President of the Company from July 1995 until April 1996.

     The shares of Common Stock listed in the above table as beneficially owned by Banque Indosuez are shares issuable upon exercise of warrants beneficially owned by Banque Indosuez. The warrants expire, if not previously exercised, through 2001. The warrants were issued to Banque Indosuez in connection with financings provided to the Company.

     In July 1995, the Company acquired Allstate in a transaction pursuant to which Mr. Woodhead received his shares of Common Stock listed in the above table. In connection with that transaction, Mr. Woodhead was granted certain registration rights with respect to the shares acquired. In addition, the Company entered into a consulting agreement with Mr. Woodhead which expires in 1999, and which provided for payments of $200,000 in 1995 and $7,500 per month for the remainder of the term.

     The shares of Common Stock listed in the above table as beneficially owned by Biotechnology Investment Group LLC were acquired in exchange for shares of Advanced formerly held by them in connection with the acquisition of Advanced by the Company on December 29, 1995.

     The shares of Common Stock listed in the above table as beneficially owned by Charles Q. Smith are shares issuable upon exercise of a warrant beneficially owned by Charles Q. Smith entitling the holder to acquire 20,000 shares of UROHEALTH Common Stock at an exercise price of $18.00 per share. The warrant expires, if not previously exercised, on April 12, 1997. The warrant was granted to Charles Q. Smith in connection with consulting services provided to the Company.

     In December 1995, the Company acquired Osbon in a transaction pursuant to which Julian Osbon, James Osbon, Robert Osbon, Anthony Osbon and Carolyn Heath acquired the shares of Common Stock listed in the above table. In connection with that transaction, the former Osbon shareholders were granted certain registration rights with respect to the shares acquired. Julian W. Osbon serves as a director and President of Urohealth, and James B. Osbon serves as a director and Vice President of Urohealth.

     In connection with the consummation of the Osbon merger, the Company entered into a three-year employment agreement with Julian W. Osbon which provides for a minimum annual salary of $400,000. The Company also entered into a three-year employment agreement with James Osbon providing for salary and bonus comparable to the annual salary, bonus and commissions received by James Osbon prior to the Osbon merger. Julian W. Osbon has a right of first refusal to acquire three parcels of real estate currently owned by the Company. Urohealth has no present intention of disposing of the property. Under the terms of the Osbon Merger Agreement, Urohealth has agreed to continue to engage Charter Advertising, a company wholly-owned by Julian W. Osbon, to perform advertising services with respect to the Osbon products for a one-year period after the Osbon Merger; provided, that the rates charged and services provided are competitive with rates and services for similar services available from third parties.

     Under the terms of the Osbon Merger Agreement, Urohealth has agreed to continue the funding of a non-profit, public benefit corporation established by Geddings Osbon Sr. The non-profit corporation currently receives funding from Osbon, and Julian W. Osbon serves on the Board of Directors of the non-profit corporation. The minimum funding obligations of Urohealth under the Osbon Merger Agreement are: (i) $500,000 for the first full fiscal year after the Osbon Merger; and (ii) 2% of pre-tax profits with respect to Osbon operations for the second, third and fourth fiscal years after the Osbon Merger.

     Messrs. Shapiro, Schempp, Daykhovsky and Sonowski acquired an aggregate of 178,572 shares of Common Stock of the Company in connection with the acquisition of Endoscopic Imaging Systems, Inc. ("EIS") by the Company in May 1996. Under the Merger Agreement, the former EIS shareholders received the shares of Common Stock of the Company listed above in exchange for all of the issued and outstanding shares of EIS cpital stock. In addition, the former EIS shareholders are entitled to an earn-out payment based on future sales of products acquired by the Company from EIS as a result of the merger. Dr. Shapiro is also an employee of, and acts as a consultant to, the Company.

                              PLAN OF DISTRIBUTION

     The Common Stock offered hereby may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, any of the Selling Stockholders may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent. The Selling Stockholders and any underwriters, dealers or agents participating in the distribution of Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Common Stock is made, if required, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallocated or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock offered hereby.

     The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and underwriters or dealers.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Common Stock may not simultaneously engage in market activities with respect to any of the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

     Pursuant to agreements with the Selling Stockholders, the Company will pay substantially all of the expenses incident to the registration, offering and sale of the Common Stock to the public other than commissions and discounts of underwriters, dealers or agents, and has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     The Company has agreed to keep the Registration Statement of which this Prospectus forms a part continuously effective until July 31, 1997 or such shorter period which will terminate when all Common Stock covered by the Registration Statement has been sold.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Morrison & Foerster LLP, Irvine, California.

                                    EXPERTS


     The consolidated financial statements of UROHEALTH Systems, Inc. ("UROHEALTH") for the nine months ended March 31, 1996 and for the year ended June 30, 1995 appearing in UROHEALTH's Transition Report (Form 10-K) for the nine months ended March 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



     The consolidated financial statements of UROHEALTH as of June 30, 1994 and for the year then ended have been audited, as to the combination only, by Ernst & Young LLP. These consolidated financial statements included UROHEALTH Systems, Inc., Dacomed Corporation, Allstate Products, Inc, Osbon Medical Systems, Ltd. and Advanced Surgical Inc. The consolidated financial statements of UROHEALTH as of June 30, 1994 and for the year then ended were audited by Doane Raymond, Chartered Accountants. The consolidated financial statements of Dacomed Corporation as of June 24, 1995, and for the fiscal year then ended and for the fiscal year ended October 29, 1994, were audited by KPMG Peat Marwick, LLP, independent accountants. The consolidated financial statements of Osbon Medical Systems Ltd. as of September 30, 1994 and for the year then ended have been audited by Cherry, Bekaert & Holland, independent certified public accountants. The consolidated financial statements of Advanced Surgical Inc. for the year ended December 31, 1994 and the year then ended, have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report, which includes an explanatory paragraph related to Advanced's ability to continue as a going concern. The financial statements referred to above are included in the consolidated financial statements of UROHEALTH in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.



     The consolidated financial statements of Richard-Allan Medical Industries, Inc. as of June 30, 1995 and 1994 and for the years then ended, appearing in UROHEALTH'S Form 8-K/A filed with the Securities and Exchange Commission on August 12, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



     The consolidated financial statements of Richard-Allan Medical Industries, Inc. for the year ended June 30, 1993, appearing in UROHEALTH's Form 8-K/A filed with the Securities and Exchange Commission on August 12, 1996 have been audited by BDO Siedman LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    3
Risk Factors..........................    3
Price Range of Common Stock and
  Dividends...........................    8
Selling Stockholders..................    9
Plan of Distribution..................   11
Legal Matters.........................   12
Experts...............................   12

- ------------------------------------------------------
- ------------------------------------------------------


- ------------------------------------------------------
- ------------------------------------------------------

                                3,500,362 SHARES

                                   UROHEALTH
                                 SYSTEMS, INC.

                                  COMMON STOCK

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                                 JUNE   , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the offer and sale of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

    Registration Fee...........................................................   $16,748
    Legal Fees and Expenses....................................................    12,000
    Blue Sky Fees and Expenses.................................................     5,000
    Accounting Fees and Expenses...............................................    11,000
    Printing and Engraving Expenses............................................    10,000
    Transfer Agent and Registrar Fees..........................................     3,000
    Miscellaneous..............................................................     2,000
                                                                                  -------
      Total....................................................................   $43,748
                                                                                  =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") which provides for indemnification of directors and officers in certain circumstances.

     The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director of the Company except for liability (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL (unlawful payment of dividends), or (iv) for any transaction from which such director derived an improper personal benefit.

     The Company is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in the defense of any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director or officer of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Company's Bylaws provide that the Company shall indemnify its directors, and may indemnify its officers, to the full extent permitted by law.

     The Registrant has entered into agreements with certain directors and officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts to the fullest extent permitted by law incurred in connection with any proceeding to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted honestly and in good faith with a view to the best interests of the corporation.

     There are directors' and officers' liability insurance policies presently in force insuring directors and officers of the Registrant and its subsidiaries.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                                          EXHIBIT
- ------     ----------------------------------------------------------------------------------
  3.1      Certificate of Incorporation of Urohealth Systems, Inc., as amended through May 9,
           1996. Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on
           Form 10-K for the fiscal period ended March 31, 1996.
  4.1      Form of Certificate for Common Stock. Incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for the fiscal period ended March 31,
           1996.
  4.2      Form of Warrant. Incorporated by reference to Exhibit 4.2 of the Registrant's Form
           S-1 Registration Statement No. 33-45129 ("Form S-1 No. 33-45129").
  4.3      Warrant Agreement. Incorporated by reference to Exhibit 4.3 of the Registrant's
           Form S-1 No. 33-45129.
  4.4      First Amendment to Warrant Agreement dated as of September 27, 1993. Incorporated by reference to Exhibit 4.3.2 of the Registrant's Form S-3 Registrant Statement
           No. 33-71248 ("Form S-3 No. 33-71248").
  4.5      Second Amendment to Warrant Agreement dated as of October 29, 1993. Incorporated by reference to Exhibit 4.3.3 of the Registrant's Form S-3 No. 33-71248.
  4.6      Third Amendment to Warrant Agreement dated as of April 8, 1994. Incorporated by reference to Exhibit 4.3.3 of the Registrant's Form S-3 Registration Statement No.
           33-79250 ("Form No. 33-79250").
  4.7      Rights Agreement. Incorporated by reference to Exhibit 4.1 to the Registrant's
           Current Report on Form 8-K dated May 20, 1993 (the "May 20, 1993 Form 8-K").
  4.8      Form of Rights Certificate. Incorporated by reference to Exhibit 4.2 to the
           Registrant's May 20, 1993 Form 8-K.
  5.1      Opinion of Morrison & Foerster LLP.
 23.1      Consent of Ernst & Young LLP.
 23.2      Consent of Doane Raymond.
 23.3      Consent of Coopers & Lybrand L.L.P.
 23.4      Consent of KPMG Peat Marwick LLP.
 23.5      Consent of Cherry, Bekaert & Holland.
 23.6      Consent of Ernst & Young LLP
 23.7      Consent of BDO Seidman LLP
 23.8      Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
 24.1      Power of Attorney of certain officers and directors (included in Part II to the
           Registration Statement).**


- ---------------


** Previously filed


ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high and the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (d)(1)(i) and (d)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newport Beach, State of California, on August 16, 1996.


                                          UROHEALTH SYSTEMS, INC.

                                          By: /s/  CHARLES A. LAVERTY
                                            -----------------------------------
                                            Charles A. Laverty
                                            Chairman and Chief Executive
                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                 SIGNATURES                                 TITLE                     DATE
- ---------------------------------------------  -------------------------------  ----------------

           /s/  CHARLES A. LAVERTY             Chairman of the Board and Chief   August 16, 1996
- ---------------------------------------------  Executive Officer (Principal
             Charles A. Laverty                Executive Officer)

            /s/  JAMES L. JOHNSON              Executive Vice President and      August 16, 1996
- ---------------------------------------------  Chief Financial Officer
              James L. Johnson                 (Principal Financial Officer)

          /s/  JEFFREY J. DUNNIGAN             Vice President-Finance            August 16, 1996
- ---------------------------------------------  (Principal Accounting Officer
             Jeffrey J. Dunnigan

                      *                        Director                          August 16, 1996
- ---------------------------------------------
               Abbey J. Butler

                      *                        Director                          August 16, 1996
- ---------------------------------------------
              Robert N. Elkins

                      *                        Director                          August 16, 1996
- ---------------------------------------------
              Melvyn J. Estrin

                      *                        Director                          August 16, 1996
- ---------------------------------------------
              Lawrence Goelman

                 SIGNATURES                                 TITLE                     DATE
- ---------------------------------------------  -------------------------------  ----------------
                      *                        Director                          August 16, 1996
- ---------------------------------------------
               Gerald W. Timm

                      *                        Director                          August 16, 1996
- ---------------------------------------------
               Julian W. Osbon

                      *                        Director                          August 16, 1996
- ---------------------------------------------
               James B. Osbon

                      *                        Director                          August 16, 1996
- ---------------------------------------------
             Francis J. Tedesco

                      *                        Director                          August 16, 1996
- ---------------------------------------------
           Mitchell J. Blutt, M.D.

                                               Director                                   , 1996
- ---------------------------------------------
              Michael S. Gross

                      *                        Director                          August 16, 1996
- ---------------------------------------------
               John Chamberlin

                                               Director                                   , 1996
- ---------------------------------------------
               C. Sage Givens

*By: /s/ CHARLES A. LAVERTY
     ----------------------------------------
             Charles A. Laverty
              Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
EXHIBIT NO.                                 DESCRIPTION                              NUMBERED PAGE
- -----------     -------------------------------------------------------------------  -------------
3.1             Certificate of Incorporation of Urohealth Systems, Inc., as amended through May 9, 1996. Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K for the fiscal period ended March 31, 1996.
4.1             Form of Certificate for Common Stock. Incorporated by reference to
                Exhibit 4.1 of the Company's Annual Report on Form 10-K for the
                fiscal period ended March 31, 1996.
4.2             Form of Warrant. Incorporated by reference to Exhibit 4.2 of the
                Registrant's Form S-1 Registration Statement No. 33-45129 ("Form
                S-1 No. 33-45129").
4.3             Warrant Agreement. Incorporated by reference to Exhibit 4.3 of the
                Registrant's Form S-1 No. 33-45129.
4.4             First Amendment to Warrant Agreement dated as of September 27,
                1993. Incorporated by reference to Exhibit 4.3.2 of the
                Registrant's Form S-3 Registrant Statement No. 33-71248 ("Form S-3
                No. 33-71248").
4.5             Second Amendment to Warrant Agreement dated as of October 29, 1993.
                Incorporated by reference to Exhibit 4.3.3 of the Registrant's Form
                S-3 No. 33-71248.
4.6             Third Amendment to Warrant Agreement dated as of April 8, 1994.
                Incorporated by reference to Exhibit 4.3.3 of the Registrant's Form
                S-3 Registration Statement No. 33-79250 ("Form No. 33-79250").
4.7             Rights Agreement. Incorporated by reference to Exhibit 4.1 to the
                Registrant's Current Report on Form 8-K dated May 20, 1993 (the
                "May 20, 1993 Form 8-K").
4.8             Form of Rights Certificate. Incorporated by reference to Exhibit
                4.2 to the Registrant's May 20, 1993 Form 8-K.
5.1             Opinion of Morrison & Foerster LLP.
23.1            Consent of Ernst & Young LLP.
23.2            Consent of Doane Raymond.
23.3            Consent of Coopers & Lybrand L.L.P.
23.4            Consent of KPMG Peat Marwick LLP.
23.5            Consent of Cherry, Bekaert & Holland.
23.6            Consent of Ernst & Young LLP
23.7            Consent of BDO Seidman LLP
23.8            Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1            Power of Attorney of certain officers and directors (included in
                Part II to the Registration Statement).**


- ---------------


** Previously filed